UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2026

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

COSAN S.A.

CNPJ nº 50.746.577/0001-15

NIRE 35.300.177.045

Publicly Held Company

CVM Code 19836

NOTICE TO THE MARKET

COSAN S.A. (B3: CSAN3; NYSE: CSAN) (“Cosan” or “Company”), further to the Material Facts disclosed on August 14 and August 18, 2026, hereby informs its shareholders that, on this date, it has filed Form 25 with the U.S. Securities and Exchange Commission ("SEC") in connection with the voluntary delisting of its American Depositary Shares ("ADSs") from the New York Stock Exchange ("NYSE") (the "Delisting").

The last trading day of the ADSs on the NYSE will be September 18, 2026.

Following the Delisting, Cosan will maintain its ADS program at the Level I ADR, allowing its ADSs to continue trading in the over-the-counter ("OTC") market in the United States.

Cosan will keep its shareholders and the market in general duly informed in accordance with the applicable regulations.

São Paulo, September 8, 2026.

José Cezario Menezes de Barros Sobrinho

Chief Financial and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 8, 2026

COSAN S.A.
By:	/s/ José Cezario Menezes de Barros Sobrinho
Name: José Cezario Menezes de Barros Sobrinho
Title: Chief Financial Officer